Exhibit 99, ACCT

On June 9, 2023, the Board of Trustees (“Board”) of the EA Series Trust (the “Trust”), including a majority of the Independent Trustees, upon the recommendation and approval of the Audit Committee of the Board, appointed Tait Weller, LLP (“Tait”) to serve as the Fund’s independent registered public accounting firm for the Fund for the fiscal year ended May 31, 2023. Tait was approved as the auditor for all funds in the Trust. Tait replaces Spicer Jefferies, LLP (“Spicer”) in this role. Spicer did not resign and did not decline to stand for re-election.

Spicer was approved as auditor to the Fund at the June 17, 2022, Board meeting for the fiscal year ended May 31, 2023. This is the first annual report for the Fund. As such, no previous report contains an adverse opinion or disclaimer of opinion, nor was a report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period of June 17, 2022, through June 9, 2023, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Spicer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Spicer, would have caused it to make a reference in connection with its opinion to the subject matter of the disagreement.

During the period of June 17, 2022, through June 9, 2023, neither the Fund, nor anyone on their behalf, consulted with Tait with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Fund’s financial statements, and no written report or oral advice was provided that Tait concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Spicer has furnished the Trust with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated June 29, 2023 is attached as an exhibit.

Exhibit 13A4

Spicer Jeffries llp
Certified Public Accountants 4601 DTC BLVD, SUITE 700 DENVER, COLORADO 80237 TELEPHONE: (303) 753-1959 FAX: (303) 753-0338 www.spicerjeffries.com

June 29, 2023

U.S Securities and Exchange Commission

Division of Trading and Markets, Mail Stop 7010

100 F Street, NE

Washington DC 20549

(202) 551-6551

Re: Notice Pursuant to SEC Rule

To Whom it May Concern

We have read the statements made by EA Series Trust (the “Trust”) and are in agreement with the statements contained in the notes to the financial statements of the Trust as of May 31, 2023. We have no basis to disagree with the statements of the registrant contained therein regarding those items required to be reported.

Very truly yours,

Spicer Jeffries, LLP

Denver, Colorado